Filed pursuant to Rule 424(b)(3)
Registration No. 333-261252
PROSPECTUS SUPPLEMENT NO. 3
(to Prospectus dated March 18, 2022)

Nextdoor Holdings, Inc.
Up to 232,826,486 Shares of Class A Common Stock

This prospectus supplement supplements the prospectus dated March 18, 2022, as supplemented by Prospectus Supplement No. 1, dated March 25, 2022, and Prospectus Supplement No. 2, dated May 10, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-261252). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in Item 8.01 from our current report on Form 8-K, filed with the Securities and Exchange Commission on June 1, 2022 (the “Current Report”). Accordingly, we have attached the information contained in Item 8.01 from the Current Report to this prospectus supplement.
The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling stockholders named in the Prospectus (the “Selling Stockholders”) of up to 232,826,486 shares of Class A common stock, par value $0.0001 per share (the “Class A common stock”), consisting of (i) up to 27,000,000 shares of Class A common stock issued in a private placement pursuant to subscription agreements each entered into on July 6, 2021; (ii) up to 200,286,400 shares of Class A common stock (including shares of Class A common stock issuable on conversion of shares of Class B common stock, par value $0.0001 per share (the “Class B common stock”)), including shares being registered pursuant to that certain Amended and Restated Registration Rights Agreement, dated November 5, 2021, between us and certain of the Selling Stockholders granting such holders registration rights with respect to such shares; and (iii) up to 5,540,086 shares of our Class A common stock (including shares of Class A common stock issuable on conversion of shares of Class B common stock) issued or issuable to certain former stockholders and equity award holders of Nextdoor, Inc. in connection with or as a result of the consummation of the Business Combination (as defined below), consisting of (a) 459,321 shares of Class A common stock and (b) 5,080,765 shares of Class A common stock issuable upon conversion following the exercise or settlement of certain stock options and restricted stock units for shares of Class B common stock.
Our Class A common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “KIND.” On May 31, 2022, the last reported sales price of our Class A common stock was $2.83 per share.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
Investing in our securities involves risks. See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is June 1, 2022

Item 8.01 Other Events.

On June 1, 2022, Nextdoor Holdings, Inc. (the “Company”) announced that the Company’s board of directors authorized and approved a share repurchase program (the “Share Repurchase Program”) pursuant to which the Company may repurchase up to $100.0 million in aggregate of shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A common stock”), with the authorization to expire on June 30, 2024.

Repurchases of Class A common stock under the Share Repurchase Program may be made from time to time, on the open market, in privately negotiated transactions or by other methods, at the Company’s discretion, and in accordance with the limitations set forth in Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended, and other applicable federal and state laws and regulations. The timing of any repurchases will depend on market conditions and will be made at the Company’s discretion. The Company currently anticipates that the Share Repurchase Program will extend through June 30, 2024, or such shorter period if $100.0 million in aggregate of shares of the Company’s Class A common stock have been repurchased.

The Share Repurchase Program does not obligate the Company to repurchase any dollar amount or number of shares, and the program may be extended, modified, suspended, or discontinued at any time.